Exhibit 99.1

voxeljet AG

Augsburg, Germany

ISIN DE000A1X3WJ5/WKN A1X3WJ (Shares)

ISIN US92912L1070/WKN A1W556 (American Depositary Receipts)

We invite our shareholders to attend the

Annual General Meeting

which is taking place
at Sofitel Hotel München Bayerpost, Conference Room “Bogenhausen 1”,
Bayerstraße 12, 80335 München, Germany,
on Wednesday, May 31, 2017 at 10:00 am (CEST).

AGENDA

ITEM 1.                                        Presentation of the approved annual financial statements as of December 31, 2016, of the approved consolidated annual financial statements as of December 31, 2016, the management report for the financial year 2016 and the report of the Supervisory Board for the financial year 2016

These documents are available on our website (http://investor.voxeljet.com/). On request, they will also be sent to the shareholders. Furthermore, the documents will be available during the General Meeting, where they will also be explained in more detail. The Supervisory Board has already approved of the (consolidated) annual financial statements that were drawn up by the Management Board. The annual financial statements are thus adopted. Corresponding to the legal provisions, there will thus be no resolution concerning ITEM 1.

ITEM 2.                                        Resolution on discharge of the Management Board

Management Board and Supervisory Board propose to discharge the members of the Management Board who held office in the 2016 financial year for this financial year.

voxeljet AG Paul-Lenz-Straße 1a | 86316 Friedberg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz
Vorsitzender des Aufsichtsrates | Chairman of the Supervisory Board: Peter Nietzer
Sitz | Registered office: Augsburg
Amtsgericht | Local court Augsburg: HRB 27999 Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

ITEM 3.                                        Resolution on discharge of the Supervisory Board

Management Board and Supervisory Board propose to discharge the members of the Supervisory Board who held office in the 2016 financial year for this financial year.

ITEM 4.                                        Resolution on the appointment of the auditor for the annual financial statements and consolidated annual financial statements for the financial year 2017

Following the recommendation of the Audit Committee, the Supervisory Board proposes to appoint KPMG AG Wirtschaftsprüfungsgesellschaft, Ganghoferstraße 29, 80339 München, Germany, as auditor for the annual financial statements and consolidated annual financial statements for the financial year 2017.

ITEM 5.                                        Election of a member of the Supervisory Board

Prof. Dr. Dr. Joachim Heinzl has informed the Company on April 3, 2017 that he will resign from his office as member of the Supervisory Board of the Company for health reasons and with effect from the end of the General Meeting that resolves on his discharge for the financial year 2016. Thus, it is necessary to elect a new member of the Supervisory Board.

Pursuant to Section 95, Section 96 subsection (1) German Stock Corporations Act and Section 10 subsection (1) of the Articles of Association, the Supervisory Board is composed of three members elected by the General Meeting. In electing, the General Meeting is not bound by election proposals.

Following the recommendation of the Compensation and Nomination Committee, the Supervisory Board proposes to elect as member of the Supervisory Board:

Eberhard Weiblen, Stuttgart, Germany,

Management Consultant and Chairman of the Board of Porsche Consulting GmbH,

The election shall become effective upon the end of the Annual General Meeting 2017 and shall be made for the time up to the end of the general meeting that resolves on his discharge for the financial year 2018.

With respect to memberships of Mr. Weiblen in other Supervisory Boards which are to be established pursuant to statutory law, and in comparable German and foreign supervisory bodies of business enterprises, we state as follows:

Mr. Weiblen is not a member of any other Supervisory Boards which are to be established pursuant to German statutory provisions.

Mr. Weiblen is a member of the following comparable domestic and foreign supervisory bodies of business enterprises:

•                  Porsche Consulting S.r.l, Milan, Italy, President of the Administrative Board;

•                  Porsche Consulting Inc., Atlanta, USA, Chairman of the Shareholders’ Committee;

•                  Porsche Consulting Ltd., Shanghai, China, Chairman of the Shareholders’ Committee.

Information pursuant to Clause 5.4.1 subsection (4-7) of the German Corporate Governance Codex in the version dated May 5, 2015 (i.e. Clause 5.4.1 subsection (5-8) of the German Corporate Governance Codex in the version dated February 7, 2017):

The Supervisory Board has satisfied itself that Mr. Weiblen can devote the expected amount of time required. In the appraisal of the Supervisory Board, there are no personal relationships or business relationships between Mr. Weiblen on the one hand and the Company, its subsidiaries, the bodies of the Company or any directly or indirectly participating shareholder with more than 10 % of the voting shares in the Company on the other hand that are decisive for the election decision of an objectively judging shareholder.

Voxeljet AG generally holds elections of the Supervisory Board by means of individual voting. As only one member is elected during this General Meeting, this circumstance has no impact on the upcoming General Meeting.

FURTHER INFORMATION AND NOTES

Total number of shares and voting rights

At the time of this convocation of the Annual General Meeting, the share capital of the Company amounts to EUR 3,720,000.00. It is divided into 3,720,000 registered no-par value shares. One individual share entitles to one vote in the General Meeting, so that the total number of voting rights is 3,720,000. The Company does not hold any treasury shares.

Provisions for attending the Annual General Meeting and exercising voting rights

Pursuant to Section 16 subsection (1) of the Articles of Association, all shareholders who are listed in the share register of the Company, and who register in time, are entitled to attend the General Meeting and to execute their voting rights.

The registration for the participation must be received by the Company until

Wednesday, May 24, 2017 (24:00 CEST) (“registration deadline”).

Please send your registration in text form (Section 126b BGB [German Civil Code]) and in German or in English language to the following address:

voxeljet AG
Vorstand
Am Silbermannpark 1b
86161 Augsburg, Germany
Email: HV2017@voxeljet.de

Vis-à-vis the Company, a shareholder is a person who is, according to Section 67 subsection (2) sentence 1 of the Aktiengesetz (German Stock Corporations Act), listed in the share register. For the exercise of participation and voting rights, the registration status of the share register on May 24, 2017, 24:00 CEST (“technical record date”) is decisive, because from May 25, 2017, 00:00 CEST until the end of the General Meeting on May 31, 2017, no changes in registration will be carried out.

The registration for the General Meeting does not result in the shares being blocked. The shareholders are still free to make dispositions in respect of the shares after registration for the General Meeting. However, it is pointed out that, pursuant to Section 405 subsection (3) no. 1 AktG (German Stock Corporation Act), whoever uses shares of another person, without authorisation to act as a proxy and without the approval of such other person, to exercise rights at a General Meeting shall be guilty of an administrative offence.

Vis-à-vis the Company, only persons are considered shareholders for the purposes of the General Meeting on May 31, 2017, who are listed in the share register on May 24, 2017, 24:00 CEST. Thus, a disposition of shares may affect the participation and voting right.

Holders of American Depositary Receipts may obtain further information from the Custodian Citibank N.A. — ADR Shareholder Services under the telephone number +1888-250-3985. Please note that this telephone number is available from 8:30 AM to 6:00 PM EST (i.e. Eastern Standard Time).

Procedure for being represented by a representative and voting by proxy

Shareholders who have duly registered for the General Meeting may have their participation and voting right with regard to the General Meeting exercised by authorized representatives, e.g. by the custodian bank, a shareholder association or another person of their choice. The power of attorney, its revocation and the proof of authorization vis-à-vis the Company generally must be in text form (Section 126b BGB [German Civil

Code]). Deviating from the foregoing, the special regulations in Section 135 Aktiengesetz (German Stock Corporation Act) will apply for the authorization of financial institutions, shareholder associations or other persons who are, according to Section 135 Aktiengesetz (German Stock Corporation Act), treated as such. Please discuss the details of the authorization of a financial institution or a professional agent directly with them.

Proxy forms that may be used for granting a power of attorney may be requested from the Company at the following address:

voxeljet AG
Vorstand
Am Silbermannpark 1b
86161 Augsburg, Germany
Email: HV2017@voxeljet.de

Furthermore, the proxy forms may be downloaded from the internet using the following link:

http://investor.voxeljet.com/

The forms that are provided for their own authorizations by financial institutions, shareholder associations and other persons treated as such according to Section 135 subsection (8) and subsection (10) in connection with Section 125 subsection (5) Aktiengesetz (German Stock Corporation Act) can be used as well.

An authorized representative may prove his/her power of attorney by presenting it at the entry control on the day of the General Meeting. The proof of authorization may also be sent via mail, fax or electronically (via email) to the aforementioned address of the Company. Also, any power of attorney already granted may be revoked by declaration directly sent to the Company in the aforementioned manner.

Motions to supplement the Agenda pursuant to Section 122 subsection 2 Aktiengesetz (German Stock Corporation Act)

Shareholders whose shares, together or individually, represent a nominal amount of EUR 186,000.00 (corresponding to 186,000 shares of the Company), may request that items are included in the Agenda and published (request for supplements). Each new item must be accompanied by a stating of reasons or a resolution proposal. The shareholder or shareholders presenting the motion must prove that they have been holders of such shares for not less than 90 days prior to the date of receipt of the request (whereby the day of the receipt is not counted), and that they will continue to hold the shares until a decision on the request for supplements by the Management Board has been made.

The request for supplements has to be directed to the Management Board of the Company in writing, and has to be received at least 30 days before the General Meeting (whereby the day of the annual general meeting and the day of receipt are not counted), i.e. no later than by April 30, 2017 (24:00 CEST). Thus, please direct corresponding requests for supplements to the following address:

voxeljet AG
Vorstand
Am Silbermannpark 1b
86161 Augsburg, Germany
Fax: +49 821 7483 111
Email: HV2017@voxeljet.de

Duly made requests for supplements will, if they have not already been announced together with the convocation, be published by the Company without undue delay after receipt of the request for supplement in the same way as the convocation.

Counter-motions and election nominations by shareholders pursuant to Sections 126 subsection (1), 127 Aktiengesetz (German Stock Corporation Act)

Furthermore, any shareholder is entitled to file counter-motions with regard to certain items of the agenda as well as election nominations for the election of Supervisory Board Members or auditors.

The Company will make any counter-motion by shareholders available on

http://investor.voxeljet.com/

including the name of the shareholder, the reasons and the management’s comments, if any, if the shareholder has, at least 14 days before the meeting, i.e. until May 16, 2017 (24:00 CEST), sent the Company an admissible counter-motion with reasons and with regard to a proposal of Management Board and/or Supervisory Board concerning a specified item of the Agenda and to the following address:

voxeljet AG
Vorstand
Am Silbermannpark 1b
86161 Augsburg, Germany
Email: HV2017@voxeljet.de

A counter-motion does not need to be published if an exclusion fact of Section 126 subsection (2) AktG (German Stock Corporation Act) applies. The reasons do not need to be published if they consist, in total, of more than 5,000 characters.

Shareholders are requested to prove their shareholder status when sending the counterproposal.

These regulations do correspondingly apply to election nominations by shareholders. However, for election nominations, reasons do not need to be stated. Moreover, election nominations do not have to be published if the election nomination does not contain the name, the practiced profession and the place of residence of the proposed candidate, as well as, in the event of nomination of Supervisory Board members, information about their membership in other Supervisory Boards that have to be established pursuant to statutory law. Furthermore, a nomination for the election of members of the Supervisory Board shall contain information concerning their membership in comparable German and foreign supervisory bodies of business enterprises.

Right to demand Information according to Section 131 subsection 1 Aktiengesetz (German Stock Corporation Act)

In the General Meeting, each shareholder or shareholder representative may ask the Management Board to provide information with regard to the Company’s affairs and the legal and business relationships of the Company towards affiliated companies, if the information is required for the proper assessment of an item of the Agenda, and if there is no statutory right to refuse the provision of such information (Section 131 subsection (3) Aktiengesetz [German Stock Corporation Act]).

According to Section 18 subsection (3) of the Articles of Association, the Chairman is entitled to reasonably restrict the shareholder’s right to speak and the shareholder’s right to ask questions.

Further explanations and information on the website of the Company, availability of documents

Starting with the convocation of the General Meeting, the website

http://investor.voxeljet.com/

will contain all information and documents according to Section 124a Aktiengesetz (German Stock Corporation Act), including the further explanations concerning the rights of the shareholders according to 122 subsection (2), 126 subsection (1), 127, 131 subsection (1) Aktiengesetz (German Stock Corporation Act). After the General Meeting, the voting results will be published on the same website. All documents that must be made accessible for the General Meeting (as is required by law), will be available for inspection during the General Meeting.

Augsburg, Germany, April 2017

The Management Board